NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO BOSTON HOUSTON LOS ANGELES HANOI HO CHI MINH CITY ATLANTA	FIRM and AFFILIATE OFFICES John W. Kauffman DIRECT DIAL: +1 215 979 1227 PERSONAL FAX: +1 215 689 2724 E-MAIL: jwkauffman@duanemorris.com www.duanemorris.com	BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NEWARK LAS VEGAS CHERRY HILL LAKE TAHOE MYANMAR OMAN A GCC REPRESENTATIVE OFFICE OF DUANE MORRIS MEXICO CITY ALLIANCE WITH MIRANDA & ESTAVILLO

February 7, 2014

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-3030 Attention: Jeffrey P. Riedler, Assistant Director

Re:	Celator Pharmaceuticals, Inc. Registration Statement on Form S-3 Filed February 3, 2014 File No. 333-193720

Ladies and Gentlemen:

On behalf of Celator Pharmaceuticals, Inc. (the “Company”), we provide the following response to the staff’s comment letter dated February 7, 2014 with respect to the Company’s above-referenced registration statement. For convenience of reference, we have included the staff’s comment followed by the Company’s response to the comment.

1.	It appears that you are relying on General Instruction I.B.6. to register this offering. Pursuant to Instruction 7, please revise your filing to set forth on the outside front cover of the prospectus the calculations of the aggregate market value of the registrant’s outstanding voting and nonvoting common equity pursuant to General Instruction I.B.6. and the amount of all securities offered pursuant to General Instruction I.B.6. during the prior 12 calendar month period that ends on, and includes, the date of the prospectus.

Duane Morris llp
30 SOUTH 17TH STREET PHILADELPHIA, PA 19103-4196	PHONE: +1 215 979 1000 FAX: +1 215 979 1020

Securities and Exchange Commission February 7, 2014 Page 2

The outside front cover of the Company’s preliminary prospectus dated February 3, 2014 states the dollar amount of the last reported sales price of the Company’s common stock on the NASDAQ Capital Market of $3.68 on January 30, 2014 and the total aggregate market value of the Company’s common stock its non-affiliates held of approximately $65.2 million as of such date. The Company undertakes to file promptly after the effective time of the registration statement a final prospectus under Rule 424(b) that will include the following additional sentence, which is underlined in the following quoted paragraph:

“On January 30, 3014, the aggregate market value of our outstanding common stock our non-affiliates held was approximately $65.2 million. The Company has offered no securities pursuant to General Instruction I.B.6. of Form S-3 during the prior 12-calendar month period that ends on, and includes, the date of this prospectus.”

The Company acknowledges as follows:

•	Should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (215) 979-1227 if you have any questions regarding this letter. Thank you.

Sincerely,

/s/ John W. Kauffman

jwk